UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2020

Commission File Number: 001-38281

ERYTECH Pharma S.A.

(Translation of registrant’s name into English)

60 Avenue Rockefeller

69008 Lyon France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On May 26, 2020, Erytech Pharma S.A. (the “Company”) issued a press release announcing the date of its combined shareholders’ meeting, the availability of preparatory documents for the meeting and certain other related details. A copy of the press release is attached to this Report on Form 6-K as Exhibit 99.1.

EXHIBITS

Exhibit	Description

99.1	Press Release dated May 26, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERYTECH Pharma S.A.

Date: May 26, 2020	By:	/s/ Eric Soyer
Name Eric Soyer
Title: Chief Financial Officer and Chief Operating Officer